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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PAR PHARMACEUTICAL COMPANIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69888P106
(CUSIP Number)
January 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	69888P106	13G	Page	2	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,120,000 (1) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,120,000 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,000 (1) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	69888P106	13G	Page	3	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,120,000 (1) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,120,000 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,000 (1) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	69888P106	13G	Page	4	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Anguilla, British West Indies

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,120,000 (1) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,120,000 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,000 (1) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	69888P106	13G	Page	5	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,030,800 (2) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,030,800 (2) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,030,800 (2) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	69888P106	13G	Page	6	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		440,000 (3) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		440,000 (3) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	440,000 (3) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.2% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	00

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	69888P106	13G	Page	7	of	14

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,590,800 (4) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		3,590,800 (4) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,590,800 (4) (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a) Name of Issuer:
     Par Pharmaceutical Companies, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
     300 Tice Boulevard, Woodcliff Lake, New Jersey 07677
Items 2(a) Name of Person Filing:
This statement is filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of common stock (“Shares”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to Shares beneficially owned by SAC Capital Associates; (iii) SAC Capital Associates with respect to Shares beneficially owned by it; (iv) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (iv) Sigma Capital Management, LLC (“Sigma Management”) with respect to Shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”) and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, CR Intrinsic Investors, CR Intrinsic Investments, Sigma Management and Sigma Capital Associates.
SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, CR Intrinsic Investors, Sigma Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Item 2(b) Address of Principal Business Office:
The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management and Sigma Management is 540 Madison Avenue, New York, New York 10022 and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies..

Item 2(c) Citizenship:
SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 2(d) Title of Class of Securities:
     Common Stock
Item 2(e) CUSIP Number:
     69888P106
Item 3 Not Applicable
Item 4 Ownership:
The percentages used herein are calculated based upon the Shares issued and outstanding as of December 18, 2006 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2006.
As of the close of business on January 26, 2007:
1. S.A.C. Capital Advisors, LLC
(a) Amount beneficially owned: 2,120,000 (1)
(b) Percent of class: 5.9%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,120,000 (1)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,120,000 (1)
2. S.A.C. Capital Management, LLC
(a) Amount beneficially owned: 2,120,000 (1)
(b) Percent of class: 5.9%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,120,000 (1)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,120,000 (1)
3. S.A.C. Capital Associates, LLC
(a) Amount beneficially owned: 2,120,000 (1)
(b) Percent of class: 5.9%

(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 2,120,000 (1)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 2,120,000 (1)
4. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: 1,030,800 (2)
(b) Percent of class: 2.9%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,030,800 (2)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,030,800 (2)
5. Sigma Capital Management, LLC
(a) Amount beneficially owned: 440,000 (3)
(b) Percent of class: 1.2%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 440,000 (3)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 440,000 (3)
6. Steven A. Cohen
(a) Amount beneficially owned: 3,590,800 (4)
(b) Percent of class: 9.9%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,590,800 (4)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,590,800 (4)
(1) The number of Shares reported herein includes call options held by SAC Capital Associates on 100,000 Shares.
(2) The number of Shares reported herein includes call options held by CR Intrinsic Investments on 368,300 Shares.
(3) The number of Shares reported herein includes call options held by Sigma Capital Associates on 100,000 Shares.
(4) The number of Shares reported herein includes call options held by SAC Capital Associates on 100,000 Shares, call options held by CR Intrinsic Investments on 368,300 shares, and call options held by Sigma Capital Associates on 100,000 Shares.

SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Management and Mr. Cohen do not directly own any Shares. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Management. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) each of SAC Capital Advisors and SAC Capital Management may be deemed to own beneficially 2,120,000 Shares (constituting approximately 5.9% of the Shares outstanding), (ii) CR Intrinsic Investors may be deemed to own beneficially 1,030,800 Shares (constituting approximately 2.9% of the Shares outstanding), (iii) Sigma Management may be deemed to own beneficially 440,000 Shares (constituting approximately 1.2% of the Shares outstanding), and (iv) Mr. Cohen may be deemed to own beneficially 3,590,800 Shares (constituting approximately 9.9% of the Shares outstanding). Each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement, and SAC Capital Associates disclaims beneficial ownership of any securities held by CR Intrinsic Investments.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
     Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     Not Applicable
Item 8 Identification and Classification of Members of the Group:
     Not Applicable
Item 9 Notice of Dissolution of Group:
     Not Applicable
Item 10 Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2007

S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person
S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person
S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person
CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person
SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title: Authorized Person